SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: June 30, 2026

List of Materials

Documents attached hereto:

Granting of Restricted Stock Units (“RSUs”)

June 30, 2026

Sony Group Corporation

Granting of Restricted Stock Units (“RSUs”)

In the fiscal year ended March 31, 2023, Sony Group Corporation (the “Corporation”) introduced a stock compensation plan under which shares of its common stock are delivered after the vesting of RSUs (the “Plan”). The Corporation today announced that it had decided to grant RSUs to the directors, corporate executive officers, other officers and employees of the Corporation, and to the directors, other officers and employees of the subsidiaries of the Corporation (the “Recipients”) under the Plan, as follows.

1.	Summary of Twentieth Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Directors of the Corporation	8 persons	(RSUs corresponding to a total of up to 44,400 shares)

(2)	Method of Vesting

On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the ninth anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day), a position as a director of the Corporation, all RSUs held by the Recipient shall vest on the first day of the month following the month of the ninth anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold his or her position as a director of the Corporation (and if such Recipient is a U.S. taxpayer, the Recipient ceases to hold his or her position in a way that such loss of position constitutes a “separation from service” as defined under U.S. Treasury Regulation Section 1.409A-1(h)), due to his or her death or any other justifiable reason that is approved by and subject to the discretion of the Compensation Committee (which shall be accepted by the Compensation Committee unless there is a special circumstance) at a certain time after the loss of such position with the Corporation as stated in Section 6. below, the outstanding RSUs at the time of the loss of such position shall vest and the same number of shares (the “Number of Shares for RSUs”) shall be delivered or, if special circumstances make it difficult to deliver such shares or the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value in lieu of delivery of such shares.

2.	Summary of Twenty-First Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Corporate executive officers and any other officers of the Corporation	6 persons	(RSUs corresponding to a total of up to 688,500 shares)
Employees of the Corporation	1 person	(RSUs corresponding to up to 35,000 shares)
Directors and any other officers of the subsidiaries of the Corporation	7 persons	(RSUs corresponding to a total of up to 520,688 shares)
Total	14 persons	(RSUs corresponding to a total of up to 1,244,188 shares)

(2)	Method of Vesting

On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the third anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day), a position as a director, a corporate executive officer and/or any other officer at, or an employee of, the Corporation and/or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article (hereinafter the same shall apply); and together with the Corporation, the “Group Companies”), all RSUs held by the Recipient shall vest on the first day of the month following the month of the third anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by and subject to the discretion of the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies as stated in Section 6, a pro-rata portion of the outstanding RSUs shall vest and the Number of Shares for RSUs shall be delivered or, if special circumstances make it difficult to deliver such shares or the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value in lieu of delivery of such shares; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the date of grant of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee the Representative Corporate Executive Officer or the Senior Executive in charge of Human Resources of the Corporation may adjust the Number of Shares for RSUs within the number of RSUs that the Recipient holds, with the entity or individual authorized to make such adjustment determined based on the type of termination or such other criteria as set forth in the Corporation’s internal rules related to RSUs.

3.	Summary of Twenty-Second Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Employees of the Corporation	2 persons	(RSUs corresponding to a total of up to 20,983 shares)
Directors and any other officers of the subsidiaries of the Corporation	28 persons	(RSUs corresponding to a total of up to 206,508 shares)
Employees of the subsidiaries of the Corporation	404 persons	(RSUs corresponding to a total of up to 1,748,365 shares)
Total	434 persons	(RSUs corresponding to a total of up to 1,975,856 shares)

(2)	Method of Vesting

On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and each date of vesting set out in column (1) of the table below, a position as a director, a corporate executive officer and/or any other officer at, or an employee of any of the Group Companies, the RSUs shall vest on each date of vesting as set out in column (2) of the table below (or, if the date falls on a holiday of the Corporation, the following business day). The number of the units that vest on the first day of the month following the month of the first anniversary of the date of grant or the first day of the month following the month of the second anniversary of the date of grant will be rounded down to the nearest one (1) units.

	<Date of vesting> (1)	<Number of vesting units> (2)
a.	First day of the month following the month of the first anniversary of the date of grant	One-third of the number of units granted
b.	First day of the month following the month of the second anniversary of the date of grant	One-third of the number of units granted
c.	First day of the month following the month of the third anniversary of the date of grant	Remaining number of units granted

If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by and subject to the discretion of the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies as stated in Section 6 below, a pro-rata portion of the outstanding RSUs shall vest and the Number of Shares for RSUs shall be delivered or, if special circumstances make it difficult to deliver such shares or the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value in lieu of delivery of such shares; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the grant date of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee the Representative Corporate Executive Officer or the Senior Executive in charge of Human Resources of the Corporation may adjust the Number of Shares for RSUs within the number of RSUs that the Recipient holds, with the entity or individual authorized to make such adjustment determined based on the type of termination or such other criteria as set forth in the Corporation’s internal rules related to RSUs.

4.	Summary of Twenty-Third Series RSUs

(1)	Designation of the Recipients, the number of Recipients and the number of RSUs to be granted

Corporate executive officers of the Corporation	4 persons	(RSUs corresponding to a total of up to 60,860 shares)

(2)	Method of Vesting

All the RSUs held by the Recipient shall vest on the date specified below corresponding to the period in which the Recipient ceases to hold a position as a Senior Executive of the Corporation (or, if the date falls on a holiday of the Corporation, the following business day); provided, however, if the Compensation Committee deems that there is a special circumstances under which the RSUs should not vest when the Recipient cease to be a Senior Executive, such as the case when the Recipient continues to hold any other executive position of the Corporation even after the loss of such position, all the RSUs held by such Recipient shall not vest when the Recipient cease to be a Senior Executive and shall vest on the date specified below corresponding to the period in which such Recipient ceases to hold all the positions that he or she holds as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies (or, if the date falls on a holiday of the Corporation, the following business day). If the Recipient ceases to hold all of his or her positions mentioned above before the first day of the month following the month of the 1st anniversary of the date of grant, the date of vesting shall be adjusted to fall after the date on which the annual securities report of the Corporation for the fiscal year in which the date of grant falls (or, if the date of grant falls within six months after the start of the fiscal year of the Corporation, semi-annual securities report of the Corporation) has been filed. In addition, the Corporation may adjust the date of the vesting within a reasonable extent from the perspective of administrative procedures.

Period		Date of vesting (JST)
a)	April 1 to July 17	August 1 of the same year
b)	July 18 to November 16	December 1 of the same year
c)	November 17 to March 31	April 15 immediately following the period indicated on the left

If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies due to his or her death, at a certain time after the loss of such position with the Group Companies as stated in Section 6 below, the outstanding RSUs at the time of his or her death shall vest and the Number of Shares for RSUs shall be delivered or, if special circumstances make it difficult to deliver such shares or the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value in lieu of delivery of such shares.

5.	Date of Grant

July 24, 2026 (scheduled)

6.	Method and Timing of Delivery of the Shares of Common Stock of the Corporation

After the vesting of the Twentieth Series RSUs, the Twenty-First Series RSUs, the Twenty-Second Series RSUs and the Twenty-Third Series RSUs, the Corporation will promptly deliver the shares of common stock of the Corporation in the Number of Shares for RSUs by way of transferring treasury shares pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of monetary compensation receivables against the Group Companies that are provided by the Group Companies to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of the Related Companies in relation to the monetary compensation receivables that are granted to such Recipients of its Related Companies), provided, however, if any Recipient that received the Twentieth Series RSUs is a U.S. taxpayer and a “specified employee” (as determined in accordance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder, including the exemptions therefrom (“Section 409A”)), the delivery of shares may be delayed to the extent necessary to comply with the requirements of Section 409A. The foregoing notwithstanding, if deemed necessary by the Corporation, instead of the Related Company granting a monetary compensation receivable to the Recipient, the Corporation may take measures it deems appropriate, such as having such Related Company pay money to such Recipient in an amount equal to the amount of such monetary compensation receivable. In this case, such Recipient shall acquire the shares of common stock of the Corporation in the Number of Shares for RSUs by paying cash to the Corporation in exchange for such shares. If the total number of issued shares of common stock of the Corporation increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the number of shares to be delivered by multiplying such number by the ratio of the consolidation or split.

In addition, the amount to be paid per share for the shares of common stock of the Corporation to be transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the share of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favorable to the Recipients and within a range that will be in compliance with applicable laws and regulations.

If any special circumstances make it difficult to deliver the shares of common stock of the Corporation or if the Corporation otherwise deems it necessary, the Corporation may, in its discretion, pay compensation of equal value as a substitute for the delivery of the shares of common stock of the Corporation.

7.	Other matters common to the Twentieth Series RSUs, the Twenty-First Series RSUs, the Twenty-Second Series RSUs and the Twenty-Third Series RSUs

(1)	Events that would extinguish the RSUs

In the event that (i) the Recipient chooses to forego his or her RSUs by the date of vesting, or (ii) the Recipient is subject to imprisonment or other serious criminal penalty, (iii) a petition for the commencement of bankruptcy proceedings, the commencement of civil rehabilitation proceedings or the commencement of any other similar proceedings is filed against the Recipient, (iv) a petition for attachment, provisional attachment, provisional disposition, compulsory execution or public auction is filed against the Recipient, or the Recipient receives a penalty for any default on the payment of taxes or other public dues, or (v) certain other events stipulated in advance by the Corporation occur, all of the unvested RSUs will be extinguished. In addition, if, before the granting of RSUs, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies, the Corporation will not grant RSUs to such Recipient.

(2)	Handling in the event where reorganization or any other similar events occur

If a proposal with respect to a merger agreement under which the Corporation will be dissolved, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver to the Recipients the shares of common stock of the Corporation, compensation, or shares of the other party to such reorganization in the number or amount reasonably stipulated in accordance with the resolution of the Compensation Committee or the decision of the Representative Corporate Executive Officer of the Corporation based on the period that has elapsed between the date of grant and the effective date of such reorganization or any other factors.

(3)	Restriction on disposal of the RSUs

The Recipients may not transfer or encumber or otherwise dispose of any RSUs in any manner whatsoever.

8.	Other

The Corporation will file the extraordinary report regarding disposition of treasury shares upon vesting of the Twentieth Series RSUs, the Twenty-First Series RSUs, the Twenty-Second Series RSUs and the Twenty-Third Series RSUs with the Director-General of the Kanto Local Finance Bureau.

The Corporation will file a registration statement (Form S-8) regarding the delivery of shares under the Plan with the U.S. Securities and Exchange Commission.

End